News Release TSX-V: PDO 09-03 April 14, 2009

PORTAL ENTERS OIL AND GAS JOINT VENTURE

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that the Company has signed an agreement giving it the right to participate as to a 20% interest in a Joint Venture (JV) to acquire and exploit oil and gas exploration prospects in central Alberta.

The first prospect acquired is a source oil sand - shale sequence with several potential reservoirs (Bakken Formation type play). The prospect has evolved from careful research over a ten year period of an overlooked or “by-passed” extensive “blanket sand” formation with good porosity and projected fracture enhanced permeability related to a structural unconformity high.

The area of interest covered by the agreement is 100 square miles and to date the JV has acquired 12 square miles of land and has prepared the first site for drilling at a cost of CDN$550,000 (20% to Portal). Spudding of the first hole should occur in the third quarter of 2009.

This prospect represents an exciting, highly prospective, highly leveraged, speculative oil and gas play in the Western Canadian Sedimentary Basin.

Portal has agreed to pay 100% of their cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net